EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2005	2004	2003	2002	2001
	(in millions, except ratios)
Earnings
Income (Loss) from Continuing Operations Before Income Tax and Cumulative Effect of Accounting Principle Change	$709.6	$(259.5)	$(435.2)	$593.2	$753.8
Fixed Charges	241.2	241.1	221.1	202.3	218.1

Adjusted Earnings	$950.8	$(18.4)	$(214.1)	$795.5	$971.9

Fixed Charges
Interest and Debt Expense	$208.0	$207.1	$187.2	$162.4	$169.6
Interest Credited to Policyholders	13.8	14.2	16.7	23.8	30.4
Amortization of Deferred Debt Costs	7.8	7.3	5.4	3.3	7.1
Portion of Rents Deemed Representative of Interest	11.6	12.5	11.8	12.8	11.0

Total Fixed Charges	$241.2	$241.1	$221.1	$202.3	$218.1

Ratio of Earnings to Fixed Charges	3.9	(a)	(a)	3.9	4.5

(a)	Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $259.5 million and $435.2 million for the years ended December 31, 2004 and 2003, respectively.